SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
READY MIX, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
755747102

(CUSIP Number)
Bradley E. Larson
President and Chief Executive Officer
Meadow Valley Corporation
4602 E. Thomas Rd.
Phoenix, Arizona 85018
(602) 437-5400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAME OF REPORTING PERSON: Bradley E. Larson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		13,416(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,645,212

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,416(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,658,628(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.8% of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents shares of Common Stock issuable upon the exercise of fully vested options.
(2) Represents (A) 2,645,212 shares of Common Stock of the Issuer held by Meadow Valley Corporation and (B) 13,416 shares of Common Stock issuable upon the exercise of fully vested options.
(3) Based on 3,809,500 shares of Common Stock of the Issuer outstanding as of November 7, 2008, according to the Form 10-Q filed by the Issuer on November 12, 2008.

CUSIP No.	755747102

1	NAME OF REPORTING PERSON: Meadow Valley Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,645,212

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,645,212

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,645,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	69.4% of Common Stock(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 3,809,500 shares of Common Stock of the Issuer outstanding as of November 7, 2008, according to the Form 10-Q filed by the Issuer on November 12, 2008.

SCHEDULE 13D/A
     EXPLANATORY NOTES: This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed by Meadow Valley Corporation, a Nevada corporation (“Meadow Valley”), on July 12, 2007, as amended by Amendment No. 1 thereto filed by Meadow Valley on July 23, 2007, as further amended by Amendment No. 2 thereto filed by Meadow Valley on August 23, 2007 (as so amended, the “Schedule 13D”), with the Securities and Exchange Commission with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Ready Mix, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given in the Schedule 13D. Among other things, this Amendment No. 3 (i) includes Bradley E. Larson, the President and Chief Executive Officer of Meadow Valley, as a reporting person, (ii) updates the Items of the Schedule 13D set forth below and (iii) updates the information set forth on Schedule I to the Schedule 13D, including Footnote 4 (now Footnote 5) to the table appearing on Schedule I, which incorrectly stated that Mr. Larson was a majority shareholder of Meadow Valley. This Amendment No. 3 includes Mr. Larson as a reporting person because, by authorization of the Meadow Valley board of directors in accordance with Meadow Valley’s bylaws, Mr. Larson has authority, in the name and on behalf of Meadow Valley, to direct the voting of the Common Stock held by Meadow Valley. As a result, Mr. Larson may be deemed to have beneficial ownership of the 2,645,212 shares of the Common Stock held by Meadow Valley, in addition to the 13,416 shares of Common Stock issuable upon the exercise of fully vested options held by Mr. Larson. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule.
Item 2. IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended and restated to read as follows:
     This Amendment No. 3 is being filed by Meadow Valley and Bradley E. Larson, a citizen of the United States of America (together, the “Reporting Persons”).1 The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 5, 2009, a copy of which is attached as Exhibit 99.1 hereto.
     Meadow Valley is principally engaged in the construction industry as both a provider of construction services and a supplier of construction materials, and has its principal executive offices at 4602 East Thomas Road, Phoenix, Arizona 85018. Prior to the completion of the Issuer’s public offering in August of 2005, it had been funded, owned and controlled by Meadow Valley. Prior to June 29, 2007, Meadow Valley owned approximately 53% of the Common Stock. On June 29, 2007, July 11, 2007 and August 14, 2007, Meadow Valley purchased additional shares of the Common Stock in the open market and, as of the date of this Amendment No. 3, Meadow Valley owns approximately 69.4% of the Common Stock. The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of Meadow Valley is set forth in Schedule I hereto and is incorporated herein by reference.
     Bradley E. Larson is the President and Chief Executive Officer of Meadow Valley. His principal business address is 4602 East Thomas Road, Phoenix, Arizona 85018.
     During the last five years, neither Meadow Valley nor Mr. Larson, nor, to the knowledge of Meadow Valley, any of the persons listed on Schedule I hereto, has been convicted in any criminal proceeding and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 5. INTERESTS IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
     (a)-(b) As of the date of this Amendment No. 3, Meadow Valley beneficially owns 2,645,212 shares of Common Stock, representing approximately 69.4% of the shares of Common Stock outstanding, based on the 3,809,500 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2008 in the Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 12, 2008 (the “Latest 10-Q”). Meadow Valley has shared power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,645,212 shares of Common Stock held by it.
     As of the date of this Amendment No. 3, Bradley E. Larson may be deemed to beneficially own 2,658,628 shares of Common Stock, 13,416 shares of which are issuable upon the exercise of fully vested options, representing approximately 69.8% of the shares of Common Stock outstanding, based on the 3,809,500 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2008 in the Issuer’s Latest 10-Q. Upon the exercise of his vested options, Mr. Larson will have sole voting, investment and dispositive power over 13,416 shares of Common Stock. In addition, by authorization of the Meadow Valley board of directors in accordance with Meadow Valley’s bylaws, Mr. Larson has authority, in the name and on behalf of Meadow Valley, to direct the voting of the Common Stock held by Meadow Valley. As a result, Mr. Larson may be deemed to have shared power to vote or to direct the vote of the 2,645,212 shares of Common Stock held by Meadow Valley. The filing of this Schedule 13D shall not be deemed an admission that any person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule.
     The aggregate number of shares of Common Stock owned by the persons listed on Schedule I, the respective percentage of the class represented by such shares and the voting rights associated with such shares are as set forth on Schedule I hereto.
     (c) During the past sixty days, no transactions in the Common Stock have been effected by the Reporting Persons or any of the other persons listed on Schedule I.
     (d) Except with respect to the shares of Common Stock that are pledged to The CIT Group/Equipment Financing, Inc. (“CIT”) as described in Item 6 of this Schedule 13D, the Reporting Persons hold all rights associated with their shares of the Common Stock, including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
     (e) Not applicable.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     Meadow Valley was previously party to a Stock Pledge Agreement, executed as of December 14, 16 and 19, 2005, with Arch Insurance Company and Corporate Stock Transfer (the “Arch Pledge Agreement”) whereby 1,825,000 shares of the Common Stock were pledged as collateral for surety bonds provided by Arch Insurance Company to Meadow Valley. The Arch Pledge Agreement and the shares pledged thereunder were released by Arch Insurance Company on September 22, 2008.
     Meadow Valley is party to a Stock Pledge Agreement, dated as of November 29, 2005, with CIT and Corporate Stock Transfer (the “CIT Pledge Agreement”) whereby 2,025,000 shares of the Common Stock are pledged as collateral for loans made by CIT to Meadow Valley or its subsidiaries. CIT has a first and prior lien on all 2,025,000 shares of Common Stock pledged to it pursuant to the CIT Pledge Agreement.

In the event of a default by Meadow Valley in any of its loan obligations with CIT, CIT may take possession of any or all of such shares and will have any and all rights of ownership thereto.
     Meadow Valley is party to the Agreement and Plan of Merger, dated as of July 28, 2008 (the “Merger Agreement”), with Phoenix Parent Corp. (n/k/a Meadow Valley Parent Corp.), a Delaware corporation (“Parent”), and Phoenix Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, other than in connection with routine matters that were voted upon at the Issuer’s 2008 Annual Meeting, Meadow Valley agreed not to vote, or give written or other consent with respect to, any shares of the capital stock of the Issuer which Meadow Valley or any of its subsidiaries holds or has the right to exercise voting control over, other than pursuant to the written instructions of Parent.
     Except as otherwise described in the Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, other than standard default and similar provisions contained in loan agreements.
Item 7. MATERIAL TO BE FILED AS EXHIBITS
     Exhibit 99.1 Joint Filing Agreement, dated January 5, 2009.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009	MEADOW VALLEY CORPORATION
	By:	/s/ David D. Doty
		Name:	David D. Doty
		Title:	Chief Financial Officer

BRADLEY E. LARSON

/s/ Bradley E. Larson

SCHEDULE I
     The name and present principal occupation of each director and executive officer of Meadow Valley Corporation (“Meadow Valley”) are set forth below. Also set forth below is the aggregate number of shares of Common Stock owned by each person, the percentage of the class represented by such shares, and the voting rights with respect to such shares. The business address for each person listed below is c/o Meadow Valley Corporation, 4602 E. Thomas Road, Phoenix, Arizona 85018, and each person listed below is a United States citizen.

		Number of		Percentage of	Voting
		Shares of		Class	Rights with
		Common Stock		Represented by	Respect to
		of Ready Mix,		Shares	Shares
		Inc. Beneficially		Beneficially	Beneficially
Name and Address	Present Principal Occupation	Owned (1)		Owned (2)	Owned (1)
Bradley E. Larson*	President, Chief Executive Officer and Director of Meadow Valley	2,658,628	(3) (5)	69.8%	(1	) (5)
Kenneth D. Nelson*	Vice President, Chief Administrative Officer and Director of Meadow Valley	13,416	(3)	**	(1)
David D. Doty	Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer of Meadow Valley	13,416	(3)	**	(1)
Don A. Patterson*	President of Charles Cowan & Associates, Ltd.	23,416	(4)	**	(1)
Charles R. Norton*	Vice President of Trinity Industries	23,416	(4)	**	(1)
Charles E. Cowan*	Chief Executive Officer of Legacy Window Coverings, LLC	23,416	(4)	**	(1)

*	Director of Meadow Valley

**	Less than 1%

(1)	Beneficial ownership includes direct and indirect ownership of shares of Common Stock, including rights to acquire beneficial ownership of shares upon the exercise of stock options exercisable as of January 5, 2009 and that would become exercisable within 60 days of such date. Unless otherwise indicated, each person listed above has sole voting and investment power over the shares listed as beneficially owned by such shareholder, subject to community property laws where applicable.

(2)	Based on 3,809,500 shares of Common Stock of the Issuer outstanding as of November 7, 2008, according to the Form 10-Q filed by the Issuer on November 12, 2008.

(3)	Consists of vested portion of stock options to purchase 16,750 shares of Common Stock.

(4)	Consists of vested portion of stock options to purchase 26,750 shares of Common Stock.

(5)	Mr. Larson is President and Chief Executive Officer and a shareholder of Meadow Valley, which owns 2,645,212 shares of the Common Stock. By authorization of the Meadow Valley board of directors in accordance with Meadow Valley’s bylaws, Mr. Larson has authority, in the name and on behalf of Meadow Valley, to direct the voting of the Common Stock held by Meadow Valley. As a result, Mr. Larson may be deemed a beneficial owner of the 2,645,212 shares of Common Stock held by Meadow Valley under the rules of the SEC. The filing of this Schedule 13D shall not be deemed an admission that Mr. Larson is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this Schedule 13D.